Securities and Exchange Commission

7th October [•], 2005

Mr. Jim B. Rosenberg,

Senior Assistant Chief Accountant,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington, D.C. 20549-0306.

Re:	Mayne Group Limited

Form 20-F for the fiscal year ended June 30, 2004

File No. 000-18892

Dear Mr. Rosenberg:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (“SEC”), dated August 3, 2005, regarding our annual report on Form 20-F for the fiscal year ended June 30, 2004 (the “Form 20-F”). For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

Statements of Cash Flows, page F-5

1	According to the statement of cash flows on page F-5 you received cash of $1.3 billion from the sale of the Faulding oral pharmaceutical business. Tell us how you accounted for this business upon acquisition for US GAAP and where it is included in the disclosure of the purchase price allocation on page F-110. Explain how you accounted for the results of operations between the date of purchase and sale for US GAAP. Further, tell us why these cash proceeds are not included in Note 23(d) Disposal of Entities/Business”, page F-45, for 2002.

Response 1

At the time of making the offer to acquire FH Faulding & Co Ltd (“Faulding”), Mayne Group Limited (“Mayne”) had entered into a binding arrangement with Alpharma Inc (“Alpharma”) under which Alpharma would acquire Faulding’s oral pharmaceutical business from Mayne contemporaneously with Mayne’s acquisition of Faulding. The arms length negotiated purchase price to be paid by Alpharma for Faulding’s oral pharmaceutical business represented the fair value of these net assets.

Due to the simultaneous acquisition and disposition of the Faulding oral pharmaceutical business, Mayne concluded that at no stage did it control or benefit from the Faulding oral pharmaceutical business, and therefore the statement of financial performance for the 2002 fiscal year does not include any results of operations from the Faulding oral pharmaceutical business.

When performing the acquisition accounting, the net assets of the Faulding oral pharmaceutical business to be immediately transferred to Alpharma were recognized at their fair value, being the

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purchase price to be paid by Alpharma. No gain or loss was recognized on the sale of the Faulding oral pharmaceutical business. In the summary of the purchase price allocation set out on page F-110, the fair value of the net assets of the Faulding oral pharmaceutical business, with the exception of goodwill, are substantially included in “other non-current assets” as set out in this table.

The disclosures relating to discontinued businesses set out on page F-45 relate to those businesses that have been owned and operated by Mayne. In relation to the Faulding oral pharmaceutical business, for the reasons set out above it was not considered to be “operated” by Mayne and as such the proceeds received from Alpharma were not included in this disclosure. The gross proceeds received were separately disclosed in the Statement of Cash Flows (page F-5).

(w) Business Combinations, page F-109

2	With regard to the purchase price allocation of Faulding, we do not see any value allocated to the developed drugs and consumer products you would have acquired. Please explain how you valued the acquired developed drugs and products and where they appear in the allocation. The value of the developed drugs would have a definite life and require amortization over the estimated useful life. Describe the nature of each business you acquired and what consideration you gave to all specific identifiable intangible assets for each (customer lists, customer contracts, etc.). In addition, please tell us what is included in “Other non current assets” and why you believe further explanation is not necessary. Explain why no in-process research and development was recognized. Lastly, explain why you believe all the acquired brand names have an indefinite life. Please address all issues in this comment on a US GAAP basis.

Response 2

At the time of Mayne’s acquisition of Faulding, the operations of Faulding comprised a pharmacy distribution and retail support business (“Pharmacy”), a consumer products business (“Consumer”), an injectable pharmaceutical business (“Pharmaceuticals”) and the Faulding oral pharmaceuticals business. As set out in Response 1, the net assets, including all intangible assets, associated with the Faulding oral pharmaceuticals business were simultaneously sold to Alpharma.

“Other non-current assets” as disclosed on page F-110 primarily comprises the Faulding oral pharmaceutical business that was sold to Alpharma (excluding goodwill attributable to this business).

The remainder of this Response 2 pertains solely to the retained businesses.

Description of businesses acquired

Pharmacy

Pharmacy is a wholesale distribution business servicing individual pharmacies and pharmacy groups throughout Australia. In addition to inventory distribution, Pharmacy provides a range of other professional services to pharmacies including marketing and information technology support.

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Consumer

The Consumer business manufactures non-prescription health care products such as vitamins and dietary supplements for sale in pharmacies, supermarkets and specialty health care shops. At the date of acquisition, the majority of Consumer’s products were manufactured at company owned dedicated facilities, with the remainder manufactured by external parties under market price agreements.

Pharmaceuticals

The Pharmaceuticals business comprises the manufacture and marketing of generic injectable pharmaceutical products following expiry of the relevant patent for the branded product. The products manufactured by Pharmaceuticals were predominantly marketed to hospitals in Australia and Europe, either directly by Pharmaceuticals or through third party wholesalers via distributor agreements.

Purchase price allocation

Mayne performed the purchase price allocation in accordance with the requirements of FAS 141 “Business Combinations” (“FAS 141”), including consideration of the guidance in Appendix A relating to intangible assets. For the significant intangible assets acquired, Mayne obtained independent third party valuations in order to determine the fair value of the respective assets. Other tangible assets were valued by either independent third party valuation expertise or internal management who are part of Mayne’s acquisition department and are considered by Mayne to have sufficient expertise to value such assets.

The most significant intangible assets acquired in this transaction were the brandnames under which the Consumer and Pharmacy business trade.

At acquisition date, the Consumer business manufactured and marketed between 1,000 and 1,200 individual products under a range of brandnames. Mayne assessed the nature of the products marketed by Consumer and concluded that the value was attributable to the brandnames rather than the individual products. This assessment took into consideration the fact that the products were not subject to patent and also the ability of other parties to replicate these non-prescription products. The acquisition of the Consumer business was undertaken to provide Mayne with manufacturing capacity, combined with recognized brandnames that would facilitate product distribution. Mayne obtained independent third party valuations of the Consumer brandnames and assigned a value of AUD 87.7 million to these intangible assets. The brandnames in question are well known within the Australian market, and prior to the acquisition Faulding had marketed products under these brandnames for several years. Taking into consideration the guidance in paragraph 11 of FAS 142 and Example 7 of Appendix A, Mayne assessed the useful life of these brandnames as indefinite as there are no legal, regulatory, contractual, competitive, economic or other factors limiting the useful life of the brandnames. Additionally, the cash flow streams associated with the brandnames have been assessed and determined as indefinite. Consequently, the brandnames have not been amortized but have been subject to an annual impairment assessment.

As stated, the Consumer business sells to pharmacies and supermarkets throughout Australia. Due to the nature of the relationships with individual customers and the competitive environment within which Consumer operates, no value was attributed to individual customer relationships.

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Additionally, no material contracts between Consumer and its pharmacy and supermarket customers existed at acquisition date and there was no contract manufacturing for third party customers. Due to the industry within which it operates, the Consumer business does not conduct significant levels of research and development, and the level of “in-process research and development” was insignificant at the time of acquisition of Faulding.

Pharmacy owns certain retail “pharmacy brands”, with individual independent pharmacies able to advertise under these brandnames subject to commercial agreements. These brandnames are well known in the Australian marketplace, and pharmacies have traded under these brandnames for in excess of 20 years. These pharmacy brands were subject to an independent third party valuation at the time of acquisition and were assigned a value of AUD 11.6 million. Taking into consideration the guidance in paragraph 11 of FAS 142 and Example 7 of Appendix A, Mayne assessed the useful life of these brandnames as indefinite as there are no legal, regulatory, contractual, competitive, economic or other factors limiting the useful life of the brandnames. Additionally, the cash flow streams associated with the brandnames have been assessed and determined as indefinite. Consequently, the brandnames have not been amortized but have been subject to an annual impairment assessment.

Under Australian law, companies are not permitted to own pharmacies; these must be owned and operated by licensed pharmacists. The industry is characterized by high volumes and low margins. At the time of acquisition of Faulding, Mayne considered the nature of the “customer relationships” existing within the Pharmacy business and, taking into consideration the competitive nature of the industry, level of customer churn, impact of government legislation restricting the ability of the company to prevent customers from changing suppliers through contractual arrangements, and low margins earned, concluded that the fair value of any customer relationships was not significant to the purchase price allocation or potential future amortization charge.

By their nature, generic pharmaceutical companies conduct significantly less development activity than innovator companies, with any such activity focused on developing a product with bioequivalence to a branded product that for which the patent is soon to expire. This results in a significantly lower level of “in-process research and development” (as defined in FAS 2 “Accounting for Research and Development Costs” (“FAS 2”) and interpreted by the AICPA Practice Aid relating to in-process research and development) being conducted at any one time compared to that conducted by innovator companies. Additionally, at the time a generic product is launched there is often no patent protection available to the generic product and there is a significant erosion in the market price and profit margin for the particular product.

At the date of acquisition, Mayne reviewed the projects currently being undertaken by Pharmaceuticals to assess whether they would be considered as in-process research and development for US GAAP purposes. Mayne assessed the nature of these projects and concluded that the fair value was insignificant taking into consideration the nature of the products (generic drugs without patent protection).

When performing the purchase price allocation for the Faulding acquisition, no value was attributed to individual developed injectables products as the value of individual products was considered insignificant due to the lack of protection and also the ability of other companies to replicate the generic pharmaceuticals. The transaction was undertaken to enable Mayne to acquire manufacturing facilities (note that these were subject to independent valuations at the date of acquisition), manufacturing know-how and expertise and global distribution capabilities.

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3	You disclose the acquisition of pharmaceutical and imaging assets for $298 million in 2004. It appears that the majority of the cost was recognized as goodwill. Provide to us the purchase price allocation and explain the nature of the assets acquired on a US GAAP basis. Goodwill is only recognized in a business combination under US GAAP.

Response 3

These transactions were described as the acquisition of assets for Australian GAAP reporting purposes to distinguish them from transactions where Mayne acquired separate legal entities. Australian GAAP does not currently distinguish between an acquisition of a business which is not held under a separate legal structure compared to one that is a grouping of assets for the purposes of recognizing goodwill.

To assist with the structure of this Response 3, the nature of each transaction and the consideration given to acquired assets has been set out separately, with a summary of the purchase price allocation provided in tabular form.

NaPro Biotherapeutics Inc (“NaPro”) / Abbott Laboratories (“Abbott”)

In the NaPro / Abbott transaction, Mayne acquired the global generic paclitaxel manufacturing operations of NaPro and also acquired the rights to market and distribute this product throughout North America from Abbott. These two transactions were conditional (based on legal contractual provisions) on the successful completion of each other and are viewed as a linked acquisition, with the combined consideration being AUD 164 million.

The net assets acquired comprised inventory, plant and equipment, product patents and distribution rights, operating assets/liabilities and also included the relevant employee base.

Emerging Issues Task Force Abstract EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” provides guidance on determining when an acquisition of a group of assets is considered to be the acquisition of a business.

The “acquisition of a business” criteria was considered to be satisfied in these transactions for US GAAP purposes as Mayne acquired all the relevant inputs, processes and outputs that comprised the paclitaxel business.

AiiPharma Inc (“AiiPharma”)

At the end of April 2004 Mayne acquired a suite of perpetual product rights from AiiPharma for consideration of AUD 130 million.

Under the terms of this transaction, Mayne acquired all rights (marketing, distribution etc) in relation to these products and also acquired the intellectual property and manufacturing expertise related to the products.

All of the products acquired in the transaction were FDA approved products that were previously being sold by AiiPharma.

Due to the proximity of this transaction to the financial year end (30 June 2004), the US GAAP purchase price allocation was not completed at the time of filing the Form 20-F, and the values

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assigned to the net assets represented Mayne’s best estimate of the respective fair values. This allocation resulted in the recognition of goodwill of approximately AUD 126 million.

The preliminary status of this purchase price allocation was not disclosed on page F-111 in accordance with the requirements of FAS 141 as the amounts involved were not considered to be quantitatively or qualitatively material for separate disclosure.

Subsequent to the filing of the Form 20-F, Mayne has completed the purchase price allocation, as set out in the below table. Mayne has determined that the acquisition of these assets does not constitute a business combination for US GAAP purposes. The finalization of the purchase price allocation has resulted in the recognition of intangible assets relating to the acquired products. Certain of these intangible assets have been assessed as having indefinite useful lives due to their perpetual nature, and the fact that the cash flow streams associated with the product rights are expected to continue indefinitely. Mayne has quantified the impact of amortizing those intangible assets with definite useful lives during the period from acquisition date to 30 June 2004 as being approximately AUD 250,000. In light of the insignificance of this amount to reported net income, Mayne respectfully requests the staff not to require amendment to the Form 20-F for this adjustment.

Melbourne Ultrasound for Women (“MUFW”)

This transaction involved the acquisition of the net assets of a small diagnostic imaging business for consideration of AUD 4 million. The transaction is not considered material from either a quantitative or qualitative perspective.

Summary of purchase price allocation

	NaPro / Abbott	aaiPharma	MUFW	Total
Purchase price	164.0	130.0	4.0	298.0
Net assets acquired:
Inventory	29.3	4.2	—	33.5
Property, plant and equipment	4.6	—	0.9	5.5
Plantations	1.6	—	—	1.6
Intangible assets - amortised	3.6	14.1	—	17.7
Intangible assets - indefinite lived	—	118.7	—	118.7
Other working capital	(1.1)	(7.0)	(0.1)	(8.2)
Investments	4.6	—	—	4.6

Total	42.6	130.0	0.8	173.4
Goodwill recognised	121.4	—	3.2	124.6

Note 38. Major Differences between Australian GAAP and US GAAP, pages F-87 through F-116.

4	The following items presented in your basic financial statements appear to contain differences that if presented in accordance with US GAAP. We could not, however, identify

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the quantification and inclusion of such US GAAP differences in your reconciliation to US GAAP, or in your accompanying narrative footnotes. For each item, please describe and quantify the differences in Australia GAAP versus US GAAP accounting treatment and tell us how you addressed such US GAAP differences in your reconciliations on pages F-114 to F-116:

For ease of structuring this Response 4, the Response to each comment has been set out separately.

(a) Note to Financial Statements No. 1 (n) - Capitalization of Leased Assets, page F11.

It appears leasehold amortization may be based on either (not shorter of) “the lease term, or over the expected life of the leased property”. Please tell us how this complies with paragraph 5 (f) of FAS 13.

Response 4(a)

The accounting policy for capital leases (defined as finance leases under Australian GAAP) is set out in Note 1(n).

Mayne confirms that, for both Australian and US GAAP, assets under capital leases are depreciated over the shorter of the lease term and the expected life of the asset.

The accounting policy for leasehold improvements is set out in Note 1(q).

Mayne confirms that, for both Australian and US GAAP, leasehold improvements are amortized over the shorter of the lease term and the expected life of the leased property.

(b) Note to Financial Statements No. 1(l) - Intangibles, page F-10.

$15.4 million in Research and Development costs have been capitalized (see page F-29). Please tell us how this complies with FAS 141 paragraph 51(b) and FAS 2.

Response 4(b)

Australian GAAP (AASB 1011) contains different definitions of what constitutes “research and development” activity than does US GAAP. The capitalized costs disclosed as “research and development” for Australian GAAP purposes include amounts that would not be considered research and development pursuant to FAS 2 requiring immediate expense recognition but rather qualify for recognition as assets under US GAAP.

The capitalized costs relate primarily to legal defense costs in a patent dispute. Prior to capitalization and at each reporting date these costs were evaluated against the expected future cash flows and are considered recoverable.

(c) Note to Financial Statement No. 1 (l) - Brand Names and Licenses And Operating Rights, page F-10.

Certain of the Acquired licenses are not being amortized due to your inability to determine the precise length of its useful life. Please tell us how this complies with paragraph 12 of FAS 142.

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Response 4(c)

This description relates to the assessment conducted under Australian GAAP, however for US GAAP reporting purposes Mayne has assessed these licenses in accordance with FAS 142, specifically paragraphs 11 and 12.

Excluding certain brandnames for which the accounting has been discussed in Response 2, the intangible assets deemed to have an indefinite life relate to the Diagnostic Services business. These licenses were acquired by Mayne in connection with certain business combinations completed during the 2003 fiscal year and were assigned a value based on independent third party valuations undertaken at acquisition date.

Under Australian law, pathology samples may only be collected by a licensed collection centre and the government reviews the licenses issued on an annual basis. There is minimal cost in the renewal of these licenses and Mayne intends to comply with the licensing requirements to ensure renewal. Additionally, as the license pertains to the “collection site” for the pathology sample rather than the testing performed on the sample, there are no technological impediments to renewal. In accordance with the guidance contained in Appendix A of FAS 142, Mayne has assessed these intangible assets as having an indefinite useful life as the cash flow streams associated with the licenses will continue indefinitely and Mayne intends on renewing the licenses indefinitely. Consequently, the licenses have not been amortized but have been subject to an annual impairment assessment.

The other licenses relate to the diagnostic imaging operations. The Australian government provides funding for imaging procedures performed on certain equipment. These procedures are billed to the government rather than being required to be covered either by the individual or by private healthcare insurance. As with the collection centre licenses, following an assessment of these licenses in accordance with FAS 142, Mayne concluded that they had an indefinite useful life as there are no legal, regulatory, contractual, competitive, economic or other factors limiting the useful life of the licenses. Additionally, the cash flow streams associated with the licenses will continue indefinitely and Mayne intends on renewing the licenses indefinitely. Consequently, the licenses have not been amortized but have been subject to an annual impairment assessment.

Mayne acknowledges that, whilst the wording on page F-10 relates to the Australian GAAP accounting policy, this could be clarified to better disclose the US GAAP accounting policy and clarify that there is no difference in the accounting for these intangible assets under Australian and US GAAP.

(d) Note to Financial Statements No. 1 (k) - Plantation Assets, page F-10.

We note you state that this asset has been recorded “At net market value” of $1 million (see page F-27). Please tell us how this complies with US GAAP. Further, you state that $640 million of this asset’s value has been transferred to inventory during the fiscal year ended June 30, 2004. Unless net market value does not materially exceed cost, tell us how this transaction does not create a material GAAP reconciliation difference with accounting treatment under US GAAP.

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Response 4(d)

The plantation assets were acquired as part of the “NaPro” business combination (refer to Response 3(a) for details). At the date of acquisition, the plantation assets were recognized at their fair value, being AUD 1.6 million. This value was assigned to these natural resources as part of the purchase price allocation conducted in accordance with paragraph 37 of FAS 141. Subsequent to the acquisition, these assets have been valued at cost and assessed for impairment.

During the 2004 fiscal year, certain of these plantation assets were harvested in the production of one of Mayne’s generic pharmaceutical products. The amount transferred to inventory on harvest of these assets was AUD 640 thousand, not AUD 640 million.

(e) Note to Financial Statements No. 14 - Property; Plant and Equipment - “Freehold land and buildings”, page F-27.

We note that you state that this asset is continually revalued at “Directors’ valuation”. It appears that you originally recorded a value of $667 million at June 30, 2003 and that the asset was “written down” by $621 million during the year ended June 30, 2003 to a value of $110M at June 30, 2004. Please tell us what Directors valuation means and how this series of transactions complies with US GAAP.

Response 4(e)

Under Australian GAAP (AASB 1041), non-current assets are permitted to be carried at fair value with revaluation increments recognized via an equity reserve. Revaluation decrements are recognized in equity to the extent they reverse a previously recognized increment and otherwise in current period income. Mayne’s accounting policy under Australian GAAP is to recognize these assets at fair value, with an independent valuation conducted triennially. In the intervening fiscal years, the carrying value of these assets is described as being based on “Director’s valuations” for Australian GAAP reporting purposes. A “Director’s valuation” is a valuation performed by the Director’s based on information provided to them by management.

All Australian GAAP revaluations are reversed in the reconciliation to US GAAP (refer Note 38, page F-88) such that for US GAAP purposes non-current assets are carried at cost less depreciation and any required impairment recognized pursuant to FAS 144. All impairment write downs are recognized directly in current period income for US GAAP reporting purposes, regardless of whether they were recognized in equity under Australian GAAP.

The decrease in the carrying value of freehold land and buildings during the 2004 fiscal year is due to the sale of the Hospitals business (refer to the reconciliation of the net movement in property, plant and equipment set out in Note 14 on page F-28 for further details).

*        *        *        *        *

Mayne acknowledges that:

•	Mayne is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

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•	Mayne may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact the undersigned on (011) (613) 9868-0718 or Jeffrey Browne or Burr Henly of Sullivan & Cromwell on (011) (613) 9635-1500. Alternatively, if more convenient, you may call the Washington D.C. office of Sullivan & Cromwell at (202) 956-7500 and ask to be transferred to the Melbourne office extension.

Very truly yours,

/s/    Paul Binfield

Paul Binfield

(Enclosure)

cc:	Jim Peklenk
(Staff Accountant, SEC)

Jeffrey F. Browne
Burr Henly
(Sullivan & Cromwell)